UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 333-126183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON ENTERPRISES, INC. 401(K) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

(formerly known as WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Enterprises, Inc.

200 West Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees (formerly known as the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees) identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON ENTERPRISES, INC. 401(K) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES, (formerly known as WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES)

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Patrick J. Kennedy
Date: June 11, 2025		Patrick J. Kennedy, Member

WORTHINGTON ENTERPRISES, INC. 401(K) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

(formerly known as WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees (the “Plan”), formerly known as the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, as of December 31, 2024 and 2023 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio

June 11, 2025

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees

(formerly known as Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees)

	December 31,
	2024	2023
Assets
Receivables
Receivable - employer contributions	$145,574	$135,558
Notes receivable from participants	210,845	238,537
Total receivables	356,419	374,095
Investments
Plan's interest in Master Trust assets at fair value	11,438,545	10,918,997
Plan's interest in Master Trust assets at contract value	216,826	245,183
Total investments	11,655,371	11,164,180
Total assets	12,011,790	11,538,275

Liabilities	-	-

Net assets available for benefits	$12,011,790	$11,538,275

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees

(formerly known as Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees)

	Year Ended December 31,
	2024	2023
Additions:
Contributions:
Employer	$273,418	$278,433
Participant	710,929	719,486
Rollover	149,208	51,395
Total contributions	1,133,555	1,049,314

Investment income
Interest on notes receivable from participants	15,199	14,041
Plan's interest in Master Trust net investment gain	1,320,247	2,004,565
Total investment income	1,335,446	2,018,606

Total additions	2,469,001	3,067,920

Deductions:
Benefits paid to participants and other deductions	1,967,542	980,258
Administrative expenses	12,961	10,487
Total deductions	1,980,503	990,745

Net increase before net assets transferred	488,498	2,077,175
Net assets transferred from the Worthington Enterprises, Inc. 401(k) Plan	29	10,680
Net assets transferred to the Worthington Enterprises, Inc. 401(k) Plan	(15,012)	(769,384)
Net increase in net assets	473,515	1,318,471
Net assets available for benefits at beginning of year	11,538,275	10,219,804
Net assets available for benefits at end of year	$12,011,790	$11,538,275

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees

(formerly known as Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees)

1.
Description of Plan

The following description of the Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees (the “Plan”), formerly known as the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees of Worthington Enterprises, Inc. (“Worthington Enterprises”) and its subsidiaries who are participating employers under the Plan (together with Worthington Enterprises, collectively, the “Company”) who meet the tenure, hour and age requirements specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington Enterprises is the sponsor of the Plan (the “Plan Sponsor”).

The Plan is one of two plans within the Worthington Industries Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plan within the Master Trust is the Worthington Enterprises, Inc. 401(k) Plan, formerly known as the Worthington Industries, Inc. Deferred Profit Sharing Plan.

Corporate action:

On December 1, 2023, the Company completed the spin-off of its former steel processing business (the “Separation”) into a separate public company in a transaction intended to qualify as tax free to Worthington Enterprises’ shareholders. Also on December 1, 2023, Worthington Industries, Inc. changed its name to Worthington Enterprises, Inc., with such entity referred to herein as “Worthington Enterprises” for all past, present and future periods discussed in these financial statements. The Separation was achieved through Worthington Enterprises’ distribution of 100% of the outstanding common shares of Worthington Steel, Inc. (“Worthington Steel”) to holders of record of Worthington Enterprises common shares as of the close of business on November 21, 2023 (the “Record Date”). Each holder of record, which includes the participants of the Plan, received one common share of Worthington Steel for every one common share of Worthington Enterprises held on the Record Date. Worthington Steel is an independent, separate public company trading under the symbol “WS” on the NYSE.

Plan amendments:

In connection with the Separation, the Worthington Industries Deferred Profit Sharing Plan was amended to transfer the benefits obligation and related assets attributable to participants under the Plan who were actively employed in the “Worthington Steel Business” as that term is defined under the Separation Agreement, as of October 31, 2023, or who were not actively employed on October 31, 2023, but who were most recently employed in the Worthington Steel Business.

Additional Plan amendments effective after December 31, 2024, are described in “Note 9 – Subsequent Events.”

Eligibility:

Union employees of the Company who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Contributions:

Employee deferral – Cash or Deferred Option 401(k) – Participants may make pre-tax and/or Roth contributions up to a maximum of 90% of their compensation to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (the “IRC”) as defined in the Plan document.

Employer contributions – The participants at the Chilton, Wisconsin facility (the “Chilton Facility”) receive matching contributions equal to 25% of their Section 401(k) contributions for the first 8% of their compensation.

Annual Company contributions – The participants at the Chilton Facility receive the following annual Company contributions:

For individuals employed at September 17, 2004:

•
1% of pay each year for ages up to and including age 44.
•
2% of pay each year for ages 45 through 54.
•
4% of pay each year for ages 55 through 59.
•
8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

•
Employees receive an annual contribution of 1% of pay regardless of age.

Participant accounts – Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, annual Company contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses, to the extent not paid by the Company.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution does not make an allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Enterprises common shares fund are limited to no more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Enterprises common shares fund if the participant’s investment in the fund equals or exceeds 25% of such participant’s total accounts.

Additionally, as the result of the Separation, the Plan has an investment fund consisting of Worthington Steel common shares, which is a non-employer stock fund. The Worthington Steel common shares fund shall be permitted as an investment option under the Plan for approximately 18 months after December 1, 2023. No new investments, transfers to, or purchases were made in the Worthington Steel share fund on or after December 1, 2023. Effective after the close of business on April 7, 2025, the Company liquidated all remaining balances in the Worthington Steel stock fund.

Vesting:

All participants are 100% vested in participant elective deferrals and rollover contributions made to the Plan. In addition, if an active participant dies prior to attaining the retirement age, or becomes totally and permanently disabled prior to a break-in-service, their vesting percentage shall be 100%.

Employer matching and annual Company contributions are vested 100% upon three or more years of service for all participants.

Forfeitures:

Nonvested account balances are forfeited upon the earlier of (a) the participant’s account being distributed to the participant upon termination of employment or to the participant’s beneficiary upon the participant’s death; or (b) completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are used to reduce Company contributions to the Plan and/or to pay reasonable administrative expenses of the Plan, as determined by the Plan Sponsor.

At December 31, 2024 and 2023, forfeited nonvested accounts were $1,220 and $12,866, respectively. The Company used $25,603 and $28,045 to offset Company contributions in 2024 and 2023, respectively. The Company used forfeitures of $7,023 and $0 to offset fees in 2024 and 2023, respectively.

Revenue Sharing

The Plan has a revenue-sharing agreement whereby the Trustee returns a portion of the investment fees to the record-keeper to offset the Plan’s administrative expenses. Effective January 1, 2018, if the revenue received by the Trustee from such mutual fund service providers exceeds the amount owed under the Plan, the Trustee remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the Plan participants. At December 31, 2024 and 2023, the ending balances in the revenue sharing account were $564 and $4,062, respectively. The Plan may make a payment to the Trustee for administrative expenses not covered by revenue sharing.

Notes Receivable from Participants:

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

Each loan is secured by the remaining balance in the participant’s account and bears interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions. Loans are valued at unpaid principal balance plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age under the Plan is 65 at the Chilton Facility. Early retirement age under the Plan is 62 for the participants at the Chilton Facility.

Payment of Benefits:

Benefit payments are recorded when paid. Upon termination of service by reason of retirement, death or total and permanent disability, a participant may receive a lump-sum amount equal to the value of his or her account. Chilton Facility participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (the “IRS”) guidelines.

2.
Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust’s investments in mutual funds and common shares are stated at fair value as of year-end. Fair values for mutual funds and common shares are determined by the respective quoted market prices.

The Plan invests in investment contracts through the Master Trust. The Plan holds an interest in the New York Life Anchor Account (the “SVF”), a stable value fund that is a pooled account with New York Life Insurance Company (“New York Life”), made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. See “Note 5 – Benefit-Responsive Contracts” for additional information.

The Master Trust’s common collective trusts represent investments held in pooled funds. These funds are valued at redemption price, which is based on the fund’s net asset value using the asset value per share practical expedient for the units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their respective account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is presented on a net-basis on the Statements of Changes in Net Assets Available for Benefits.

Effective October 31, 2023, the assets of the Plan attributable to individuals who were actively employed in the “Worthington Steel Business,” as that term is defined under the Separation and Distribution Agreement by and between Worthington Steel and Worthington Enterprises, dated as of November 30, 2023, were transferred to the Worthington Enterprises, Inc. 401(k) Plan, formerly known as the Worthington Industries, Inc. Deferred Profit Sharing Plan. The fair value of the assets transferred to the Worthington Enterprises, Inc. 401(k) Plan was approximately $770,000.

Recently Adopted Accounting Standards:

There were no new accounting pronouncements adopted by the Plan in the year ended December 31, 2024.

3.
Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related Master Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related Master Trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2024, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

4.
Investments

Each participating retirement plan has a divided interest in the Master Trust. Net investment income (loss) for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments at fair value of the Master Trust and the Plan’s interest in the Master Trust consisted of the following at December 31:

	2024		2023
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Investments at fair value:
Mutual funds	$133,511,483	$2,789,555	$388,910,616	$3,796,723
Worthington Enterprises common shares	10,746,147	246,551	36,840,705	387,367
Worthington Steel common shares	6,930,870	161,401	17,856,658	174,969
Common collective trust funds	262,849,675	8,241,038	362,966,530	6,559,938
Total investments at fair value	414,038,175	11,438,545	806,574,509	10,918,997
Pending trade receivable	-	-	276,997	-
Total	$414,038,175	$11,438,545	$806,851,506	$10,918,997

Net investment income (loss) of the Master Trust consisted of the following for the years ended December 31:

	2024	2023
Investment income for the Master Trust:
Interest and dividend income	$7,276,660	$16,438,452
Net appreciation (depreciation) in fair value of investments:
Mutual funds and common collective trust funds	52,694,519	115,425,273
Worthington Enterprises common shares	(4,407,624)	20,994,850
Worthington Steel common shares	1,809,787	2,970,612
Total investment income	$57,373,342	$155,829,187

At December 31, 2024 and 2023, the Master Trust held 267,705 and 640,003 common shares of Worthington Enterprises, respectively. The Master Trust received cash dividends from Worthington Enterprises of $152,814 and $742,396 for the years ended December 31, 2024 and 2023, respectively.

5.
Benefit-Responsive Contracts

The Plan holds an interest in the SVF, a stable value fund that is a pooled account with New York Life. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SVF is a fully benefit-responsive investment contract and is reported at contract value in the Statements of Net Assets Available for Benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by New York Life, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the contract issuer of the SVF. However, the Plan administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The crediting interest rate for the SVF is reset daily by the contract issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

6.
Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions. In addition, the Plan has arrangements with other service providers and these arrangements also qualify as party-in-interest transactions.

The Plan offers common shares of Worthington Enterprises as an investment option. As a result, Worthington Enterprises qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.
Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8.
Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and that are significant to the fair value of the assets and liabilities (i.e., allowing for situations in which there is little or no market activity for the asset or liability at the measurement date).

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within “Note 2 - Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Investments Measured at Net Asset Value (“NAV”)

In accordance with Accounting Standards Codification (ASC) Subtopic 820-10, Fair Value Measurement, as amended by Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), investments that are measured at fair value using the NAV per share practical expedient have not been classified within the fair value hierarchy. The fair value amounts are included in the table below in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the target date funds.

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2024:

Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$133,511,483	$133,511,483	$-	$-
Worthington Enterprises common shares	10,746,147	10,746,147	-	-
Worthington Steel common shares	6,930,870	6,930,870	-	-
Total assets in the fair value hierarchy	151,188,500	151,188,500	-	-
Common collective trust funds measured at net asset value	262,849,675	-	-	-
Total	$414,038,175	151,188,500	$-	$-

The following table shows the assets of the Master Trust measured at fair value on a recurring basis, as of December 31, 2023:

Description	Total	(Level 1)	(Level 2)	(Level 3)
Master Trust assets:
Mutual funds	$388,910,616	$388,910,616	$-	$-
Worthington Enterprises common shares	36,840,705	36,840,705	-	-
Worthington Steel common shares	17,856,658	17,856,658	-	-
Total assets in the fair value hierarchy	443,607,979	443,607,979	-	-
Common collective trust funds measured at net asset value	362,966,530	-	-	-
Pending trade receivable	276,997	-	-	-
Total	$806,851,506	$443,607,979	$-	$-
9.
Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Annual Report on Form 11-K.

As described in “Note 1 - Description of the Plan,” effective January 1, 2025, the Plan was amended and restated, and its name was changed from the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees to the Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees.

Effective January 1, 2025, the Plan was amended and restated to comply with certain provisions under the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act of 2019, the SECURE 2.0 Act of 2022 and related regulatory guidance. The amendments included updates to required minimum distribution rules, such as an increase in the applicable age to 73 and the exclusion of designated Roth contributions from required minimum distribution calculations beginning in 2024.

Effective January 1, 2025, the Plan’s matching contribution formula for participants at the Chilton Facility was amended to provide a 50% match on employee contributions, up to 4% of compensation. This replaced the prior formula, which provided a 25% match on contributions up to 8% of compensation.

Effective January 1, 2025, the Plan was amended to require six months of service before participants become eligible for employer contributions. Eligibility to make elective deferrals, including pre-tax and Roth contributions, remains unchanged at 90 days of employment.

Effective after the close of business on April 7, 2025, the Company liquidated all remaining balances in the Worthington Steel stock fund.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Enterprises, Inc. 401(k) Plan for Collectively Bargained Employees

(formerly known as Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees)

EIN 31-1189815, Plan Number 003

December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Worthington Industries Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$11,655,371
*	Participant notes receivable	Interest rates ranging from 4.25% to 9.5%	N/A	210,845
				$11,866,216
*Party-in-Interest to the Plan